82-1571

EMBARGOED UNTIL 07.OO HRS
Thursday 28th February 2002

Ladbroke Group

~~Hilton Group plc~~

PRELIMINARY STATEMENT
YEAR ENDED 31ST DECEMBER 2001

Enquiries to:

David Michels
Group Chief Executive

dlw 3/29

Unaudited preliminary statement of results for the year to 31st December 2001

	Year to 31st December 2001	Year to 31st December 2000
	£m	£m
Turnover	4,161.8	3,951.5
Operating profit*		
Hilton International	255.3	268.0
Ladbroke Betting and Gaming	116.3	114.9
Central costs and income	(12.4)	(11.6)
	359.2	371.3
Interest	(79.0)	(94.6)
Profit before taxation*	280.2	276.7
Exceptional charges before taxation	(28.1)	(43.4)
EBITDA*	479.8	478.4
Earnings per share*	14.50p	14.59p
Dividend per share	8.92p	8.50p

* Before goodwill amortisation and exceptional items

Highlights

- Group profit before taxation, goodwill amortisation and exceptional items up 1.3% to £280.2 million despite difficult hotel trading conditions in the last four months of 2001.
- Hotel trading in the major European gateway cities most affected by the events of 11th September generally showing signs of progressive recovery.
- Trading in markets that rely primarily on a domestic customer base, for example, the UK provinces and the Nordic region, performed relatively stronger post 11th September.
- Continuing market outperformance in the UK reflecting the strength and depth of the Hilton brand and quality of the estate following the Stakis acquisition.
- Scandic integration progressing well with cost synergies ahead of expectations.
- Ladbroke Betting and Gaming profits, excluding international gaming and casinos, up 23% to £113.5 million reflecting strong performances in all divisions.

- EBITDA to interest cover increased from 5.1 in 2000 to 6.1 times in 2001.
- Sir Ian Robinson appointed as Chairman, replacing John Jackson who retired on 1st October 2001.
- Net exceptional charges before taxation of £28.1 million (see page 22).
- Final dividend of 5.52 pence, making a total of 8.92 pence – an increase of 5%.

David Michels, Group Chief Executive, commented:

Despite the difficult hotel trading conditions in the last four months of the year, the group still managed to increase profits before tax, goodwill amortisation and exceptional items, mainly due to the outstanding performances of both divisions in the first half.

It has been another busy year for Hilton International, with the pioneering £312 million sale and leaseback transaction of 11 hotels to the Royal Bank of Scotland. In Europe, we purchased Scandic Hotels, the largest hotel operator in the Nordic region, increasing the total number of hotels in the Hilton family from 224 to 384. We also have another 41 new Hiltons due to open over the next 30 months from as far afield as Kuwait to Kuala Lumpur.

I am very pleased that the Scandic integration has progressed according to plan since acquisition in June and despite recent events 2001 results were slightly ahead of our original expectations. A new management structure in Europe was put in place by October and we have been fortunate in inheriting a fine team in Scandic many of whom have already moved to other Hilton positions around the world. In addition, the rebranding programme is underway and cost synergies are ahead of the original expectations.

In Europe, including the UK, the strength of service, management, staff and brand, together with the significant investment made in the portfolio over the last two years, enables us to continue to generally outperform the market.

It has also been a year of positive change for Ladbrokes, as well as the UK bookmaking industry generally, with the consequences of the modernisation of betting duty and the Budd report.

The shops have had a good year and the turnover increases following the modernisation of duty on 6th October have been very encouraging although the on course horse margins have fallen. I hope that a satisfactory compromise can be reached with the British Horseracing Board regarding media rights so that the customers, the horse racing industry, as well as the betting industry can benefit from the unprecedented opportunities that have been given to all parties by the Government.

In its second year of operation the eGaming business had a turnover of £188 million and is profitable. We believe, as I originally said, that over five years this will become a large part of the Ladbrokes stable. Ladbrokes.com and ladbrokescasino.com, continue to expand the range of products, are already in eight languages and have customers from 160 countries; with the World Cup due to start at the end of May, we have an enormous opportunity for further expansion of customers, turnover and profit.

Board Statement

Overview of results

The group's profit before taxation, goodwill amortisation and exceptional items was £280.2 million (2000: £276.7 million) an increase of 1.3% over the previous year.

Hotel trading was obviously affected by the events of 11th September and excluding the contribution of £33.9 million from the Scandic estate, Hilton International's profits decreased by 17.4% to £221.4 million. The reduction in international travel post the events of 11th September, was reflected in significant revpar declines predominantly in the key international European gateway cities. The fall in revpar in these key gateway cities was mainly occupancy driven.

Ladbroke Betting and Gaming, excluding international gaming and casinos, increased profits by 23% to £113.5 million following strong performances from the shop business, telephone betting and eGaming.

The board

John Jackson, retired from the board as Chairman and non-executive Director of Hilton Group plc on 1st October 2001. Sir Ian Robinson was appointed to succeed John Jackson as Chairman on 1st October 2001.

John Jackson was appointed Chairman in January 1994 and has been a non-executive Director of the company since 1980. The board is very grateful for the enormous contribution he has made during this time and the company will miss his wise counsel.

Derek Williams and Sir David Davies also retired as non-executive Directors on 25th May 2001 and the board would also like to express their appreciation for their contribution to the company.

Dividend

The board has recommended a final dividend of 5.52 pence per share payable on 5th June 2002 to shareholders on the register on 8th March 2002. This final dividend, together with the interim dividend

Outlook

Following difficult trading conditions at the end of last year, both divisions have made an encouraging start to 2002. In hotels, it is too early to have a clear view of the pace of the recovery but the signs are encouraging. We believe that occupancies will return to levels seen last year by the second half of 2002 with an opportunity to beat last year in the fourth quarter. We do believe that in 2003 we will see a return to the buoyant levels seen in 2000.

Following the modernisation of betting duty by the Government, turnover levels have remained strong. In the UK, the modernisation of betting duty, together with the greater interest for betting on football and the growing internet business, combine to give us a great deal of opportunity both this year and next.

Hilton International

Business review

Despite the background of difficult trading conditions caused by foot and mouth in the UK, the tragic events of 11th September and generally weak global economies, 2001 was an active year for Hilton International, which saw its number of hotels increase from 224 to 384. In March, a £312 million sale and leaseback agreement for 11 UK hotels was concluded with the Royal Bank of Scotland enabling the release of capital for further expansion in Europe. The acquisition of Scandic Hotels AB, the leading hotel operator in the Nordic region, was completed on 11th June 2001. This acquisition brought to the group 154 hotels in the Nordic area and elsewhere in northern Europe, giving Hilton International a leading position in that region.

The integration of Scandic Hotels has progressed well with cost synergies greater than expected. All Scandic hotels are now included on the Hilton central reservation system and can be accessed via the hilton.com website, enabling them to be marketed to the millions of guests who stay with Hilton each year. A new management structure was put in place at an early stage with a number of the senior roles filled by ex Scandic management. In November and December eight former Holiday Inn hotels in northern Europe and one in London Docklands were rebranded as Hilton. This month the first rebranded hotel in Sweden, Hilton Stockholm Slussen opened its doors. Over the next three years we anticipate rebranding some 20-25 Scandic hotels in the Nordic region with the remaining 130 or more hotels retaining the powerful Scandic mid-market brand.

In addition to the rebrands of Scandic hotels 15 new Hiltons opened in 2001 in locations including, Auckland, Copenhagen Airport, Dubai, Melbourne Airport, London, Rhodes, Sorrento, Sofia and Sudan. A further 41 Hiltons are in the pipeline over the next 30 months including new hotels in Berlin, Cologne, Chongqing (China), Haiti, Kuala Lumpur, Kuwait, Sao Paulo and Tahiti.

In addition to expansion, we have continued to focus on the day to day service delivery programme to ensure our customers receive the Hilton service they expect. As well as service, it is also important to maintain the estate in good physical condition. During the year both the group and our owners have invested in renovation and extension projects around the globe. In November, the $60 million owner [illegible] refurbishment programme at the Hilton Athens commenced. This will include not only

Maldives Resort & Spa has added a new Spa, along with a further 20 Water Villas, a restaurant and a bar. Closer to home, the Hilton London Olympia completed its recent renovation programme with the opening of a new restaurant and bar on the first floor and a new entrance façade.

The hotel estate is in excellent condition overall following the significant investment of recent years. As a result, Hilton International refurbishment expenditure in 2002 will be kept to a minimum.

Hilton has won many awards over the years and 2001 was no exception. Each year Business Development Research Consultants carry out a study amongst frequent business travellers in all hotel chains throughout the UK - the British Hotel Guest Survey. At the 2001 Hotel Brand Performance Awards, Hilton was awarded British Business Travellers' Leading Hotel Brand of the Year and ranked number one for brand loyalty. At the Business Traveller magazine awards in London, Hilton won three awards: 'Best New Business Hotel Worldwide' for the new Hilton Copenhagen Airport; 'Best Hotel Chain in the UK', and 'Best Business Hotel in Western Europe' for the London Hilton. Overseas, at the annual Hermes awards in Paris, the best 'Customer Loyalty Programme' category was won by Hilton HHonors, with LivingWell awarded the best 'Wellness and Fitness Concept'.

Our day to day service delivery programme continues as a priority. Hilton International's staff incentive programme 'Esprit' has now been successfully launched in both the UK and Continental Europe and roll out in the Middle East/Africa, Asia/Australasia and the Americas is progressing well.

In addition to delivering outstanding guest service, we also aim to be the best company in our industry for career progression, training and personal development. At the worldwide General Managers meeting last September we outlined our aims and ambitions for a Hilton University. Launched on 6th February 2002, the foundations have been laid to achieve these. Hilton University has seven Faculties covering all our activities: Executive Education, Management, Operations, Finance, Business Development, Human Resources and Research. The latest technology has now been utilised to deliver e-learning courses via the Hilton University website. 80 courses in management and finance are currently available with more to be added during 2002. Through Hilton University we aim to set an industry standard for excellence in learning, enabling us to attract and retain the best people by providing the learning opportunities needed to realise their ambitions.

LivingWell has further expanded its health and fitness clubs during the year, both in the UK and overseas, and at 31st December had a total of 92 clubs with over 133,000 members. During the year, six clubs opened in the UK and seven clubs internationally, five of which were in Australia, including its first international Premier health club in Carindale, Brisbane.

Hilton International (continued)

Operating results

Turnover and profit by region	Year to 31st December 2001		Year to 31st December 2000	
	Turnover £m	Profit £m	Turnover £m	Profit £m
United Kingdom	598.2	126.1	606.4	156.3
Europe, Middle East and Africa	786.9	72.8	770.3	82.6
Asia/Australasia	496.6	14.0	518.6	13.6
The Americas	261.8	24.0	247.3	25.4
LivingWell	53.8	4.1	40.9	4.5
	2,197.3	241.0	2,183.5	282.4
Central and non-operating items	-	(19.6)	-	(14.4)
	2,197.3	221.4	2,183.5	268.0
Scandic	257.2	33.9	-	-
	2,454.5	255.3	2,183.5	268.0

Turnover is that of all hotels whether owned or managed. Profit is before goodwill amortisation and exceptional items and includes a contribution from management contracts and contingent lease hotels of £65.3 million (excluding Scandic) (2000: £59.7 million).

Revenue per available room ("revpar") by region (on an all hotels basis)	Year to 31st December 2001 £	Year to 31st December 2000 £	Change at constant exchange rates %
United Kingdom			
- London	75.8	79.7	(4.9)
- Provinces	50.3	48.6	3.5
Total United Kingdom	60.0	60.2	(0.3)
Europe, Middle East and Africa			
- Continental Europe	52.9	56.9	(9.2)
- Middle East and Africa	32.4	32.0	1.2
Total Europe, Middle East and Africa	45.1	47.4	(6.5)
Asia/Australasia	47.9	50.5	(1.0)
The Americas	47.0	45.2	0.9
Overall			
- Occupancy	65.8%	69.2%	-
- Average room rate	75.1	73.5	1.9
- Revpar	49.4	50.9	(3.1)

Number of hotels by contract type at 31st December 2001	Total	Fully/partly owned	Leased	Contingent lease	Management contract
United Kingdom	76	57	2	15	2
Continental Europe	51	12	9	13	17
Middle East/Africa	43	4	-	5	34
Asia/Australasia	34	2	2	2	28
The Americas	26	7	1	7	11
	230	82	14	42	92
Scandic	154	1	37	101	15
	384	83	51	143	107

Excluding the contribution of £33.9 million from the Scandic estate, Hilton International's profits decreased by 17.4% to £221.4 million. It was an unusual year for hotel trading, where the reduction in international travel post the events of 11th September, was reflected in significant revpar declines predominantly in the key international European gateway cities. Following these tragic events, immediate steps were taken to minimise the financial impact of this downturn. For example, we have concentrated our marketing efforts to focus more on the local marketplace rather than the international customer. Capital expenditure other than maintenance has also been limited until the situation becomes clearer and sensible steps have been taken to reduce costs whilst not impacting on customer service.

With only two hotels in the United States, Hilton International saw the most significant revpar declines in London, Paris and Amsterdam. The fall in revpar in these key gateway cities was mainly occupancy driven, which is encouraging if the recent rise in international travel continues, in particular, when combined with the limited hotel supply growth forecast for 2002 and 2003 at the four and five star level.

Areas which rely more on a domestic customer base, such as the UK provinces and the Nordic region, saw only minor revpar reductions for the months of October, November and December.

The full year revpar decline of 1.9% on a like for like basis at constant exchange rates reflected a decrease in occupancy (4.3%) but rate actually increased by 2.5%. In the eight months to August the comparable revpar figure was 3.2% ahead of 2000 whereas this figure fell by 4.2% for the last four

United Kingdom & Ireland

Profits for the United Kingdom and Ireland portfolio fell by 19.3% to £126.1 million, reflecting the effects of the sale and leaseback of 11 hotels to the Royal Bank of Scotland, which reduced profitability by £16.8 million, the disposal of a further five properties, foot and mouth and 11th September. The eight months to August saw revpar in London for four and five star properties ahead of last year by 1.6% on a like for like basis with the provinces ahead by 5.0%.

In the last four months total London revpar, which includes the four and five star properties, was down 19.3% and the provinces by 4.3%. However, these falls have improved month by month with December seeing revpar declines of 15.5% and 0.3% in London and the provinces respectively.

Overall revpar for 2001 was down by 0.3% with London down 4.9%. In London, on a like for like basis, the five star properties were most affected with revpar down 16.2% and the four star properties down 1.1%. The provinces performed well in difficult circumstances to be only 0.1% behind last year in the second half and 3.4% up for the year.

For the first eight months of the year the £100 million extension of the Hilton London Metropole was performing in line with expectations but the bookings inevitably slowed during the last four months.

That the portfolio continues to be seen as market leader, both in terms of quality of product and revpar, reflects both the level of investment in the brand over the past three years and the commitment to outstanding service of our staff.

Europe, Middle East & Africa

The Europe, Middle East and Africa region saw profits decrease from £82.6 million to £72.8 million. The key commercial centres were most adversely affected by 11th September. For the last four months of the year, like for like revpar at constant exchange rates declined by 15.3%, having been 1.3% ahead for the first eight months to August. In December alone revpar was 13.6% behind last year on a like for like basis. Cities affected most were Barcelona, Paris, Brussels and Amsterdam. In addition, the unstable situations in Israel and Turkey continued to have an adverse affect on profitability. The

[illegible] portfolio, which consists of nine Hiltons and nine acquired Scandics held up well with the

Asia/Australasia

Trading in Asia/Australasia held up well in difficult conditions. Profit, which grew by 2.9% to £14.0 million included the full year effect of ownership of the Hilton Sydney. Both Tokyo Bay and Osaka performed well reflecting an increase in Japanese local travel.

Discussions regarding the re-development of the Hilton Sydney complex are continuing with potential property partners.

The Americas

The Americas saw an overall revpar growth of 4.1% (0.9% at constant exchange rates) for the full year. However, profits fell by £1.4 million to £24.0 million due primarily to the impact 11th September had on The Drake in Chicago. The Canadian properties performed better than expected considering the difficult trading conditions with revpar growth for the year of 0.1%.

The construction of the new £67 million Hilton Sao Paulo, which will be the leading business hotel in Sao Paulo, is on time and on budget and the hotel is due to open in the Autumn of 2002.

Scandic

The newly acquired 154 hotels (132 in Scandinavia) have performed broadly in line with our expectations despite the difficult trading conditions around the world. To date ten have been rebranded as Hilton with a further six to be rebranded in 2002. Cost savings as a result of integration are expected to exceed the original target of £8 million, with a significant proportion of the total savings being realised in full for 2002.

LivingWell

Good profit growth at the UK LivingWell premier clubs was offset by the pre-opening costs of the new clubs and consequently LivingWell profits fell by £0.4 million to £4.1 million.

Ladbroke Betting and Gaming

Business review

2001 has been a year of unprecedented change for both the Ladbrokes betting businesses and the UK betting industry as a whole. Whether through the retail betting shops, telephone, internet or interactive TV, the UK betting industry is uniquely placed to take advantage of the new commercial environment. Together with the global strength of the Ladbrokes brand and over one hundred years experience in the industry, Ladbrokes is well placed to benefit from these significant developments.

The modernisation of betting duty to a gross profits basis was introduced on 6th October 2001. The new tax system, which was developed with the Treasury, has given the industry an unparalleled opportunity to deliver value to its customers and has led to increased turnover through all betting channels albeit with lower margins.

In July 2001, the Gambling Review Body, chaired by Sir Alan Budd, published their proposals aimed at modernising and consolidating existing regulation and recommended that some of the more archaic rules governing the industry should be removed. We welcomed almost all of the proposals with the most positive element of the report for Ladbrokes being the introduction of up to four £500 payout jackpot machines per shop which, it is hoped, can be introduced without primary legislation.

Both the modernisation of betting duty and the Budd report clearly demonstrate the commitment of this Government to create an environment where the betting industry can flourish by balancing greater consumer responsibility with enhanced commercial liberalisation.

In July 2001, Ladbrokes signed a five year sole supply contract with Leisure Link, to deliver the latest amusement technology to Ladbrokes' 1,882 high street shops in the UK. From January 2002, the Department of Culture, Media and Sport ("DCMS") announced the increase in payout for our 3,764 AWP machines from £15 to £25 and this conversion will be complete by the end of February 2002. 1,000 fixed odds betting terminals were also purchased that use the latest touch screen technology. The roll out of these machines will be completed in February 2002 and the initial findings are encouraging. The introduction of fixed odds terminals is part of the continuing drive to expand our product base and [illegible] British horseracing

In addition, the electronic point of sale ("EPOS") system BS2000 is now installed in all of the UK betting shops enabling improved efficiency, accuracy and service throughout the shop estate. Thanks to our investment in BS2000, Ladbrokes were better placed than any other bookmaker to handle the increase in turnover, through increased productivity, following the modernisation of betting duty and are the only high street bookmaker to have installed an EPOS system across their entire estate of UK betting shops.

Ladbrokes welcomed the decision by the DCMS to set the levy for 2002/3 on a gross profits basis. We are working closely with the Bookmakers Committee to agree the final details of this scheme. We also welcomed the independent consultants (OCP) review, which shows that the British Horseracing Board's ("BHB") case for increased funding is unproven and therefore unjustified. We also await with interest the outcome of the Office of Fair Trading and the European Court of Justice case regarding the use of picture and data rights. We hope that a fair and reasonable agreement can be made between all parties, which does not threaten the increased value to the customer generated by the Government's innovative approach on taxation, the levy and regulation.

The eGaming business continues to surpass all our expectations and is now operating profitably within the first two years of operation. The range of products, languages and speed of the service continues to expand and improve and the service is now available in eight languages, increasing to 11 in time for the World Cup commencing 31st May 2002. We offer our service in 14 currencies.

In addition to the sportsbook, we have also introduced a rapid draw keno style game called Balls, offer a football pools product under the Vernons brand and fantasy games for both football and cricket fans. New products based on the Balls game will launch very shortly.

The strength of the ladbrokescasino.com business continues to grow with many new games being introduced. Our expectation has been proven by experience and shows that customers like to switch between the sportsbook and casino and the success of both services are clearly interdependent. Moreover, the sportsbook is the primary vehicle for customer recruitment.

We continue to drive registration through our partnership with leading information websites and through localised partnerships in many Far Eastern countries and Scandinavia. As a result, we now

Betting through digital TV began to develop as a distribution outlet in 2001 and while we were disappointed at our failure to conclude a joint venture agreement with BSkyB, we have just launched a Ladbrokes' sportsbook service on Sky Interactive. In addition, we will very soon commence providing a horserace betting service on Channel 4, BSkyB and Arena Leisure joint venture, "attheraces", which will appear on the web and and on digital TV. The Ladbrokes interactive TV service available on Ntl, Telewest and Bush TV will see further developments during the first half of 2002.

The repatriation of our telephone betting business in the UK and new systems development means that we are now in a position to offer a "one account" service to our customers, enabling them to use one account to bet with Ladbrokes on the telephone, internet or through digital TV. Our telephone betting operations now offer Cantonese, Mandarin, Thai, Swedish, Italian and English language services to our customers around the world, all of whom can now bet tax free into the UK. The success of the repatriation of this business to the UK reflects improved customer service, growth in turnover and an increased market share.

Ladbroke Betting and Gaming (continued)

Operating results

Turnover and profit/(loss) by business	Year to 31st December 2001		Year to 31st December 2000	
	Turnover	Profit	Turnover	Profit/ (loss)
	£m	£m	£m	£m
Europe - retail betting	2,037.5	102.4	1,867.5	94.6
- telephone betting	284.7	3.6	243.5	2.1
- eGaming	188.2	2.0	68.6	(10.0)
Vernons	29.9	5.5	31.7	5.6
	2,540.3	113.5	2,211.3	92.3
International gaming	80.8	2.8	294.3	8.5
Casinos	-	-	126.4	14.1
	2,621.1	116.3	2,632.0	114.9

Turnover was reduced in the first half due to the loss of fixtures but conversely the removal of customer deduction 'tax' from 6th October 2001 has boosted sales considerably. The majority of the increase in UK turnover was generated from increased average stake per slip up £0.42 to £6.48 for the year, and to £6.94 since the duty change. A long term downward trend in slippage has been reversed with increases of 1.64% in the year, and 22% since October.

During the first half of the year the shop business experienced higher than average horse margin due to the move to more profitable products, the increased competitiveness of the remaining UK racing and the disruption to form caused by the weather and foot and mouth. As expected, in the second half, horse margin returned to at or below historical levels in line with the reduction in on course margins. Following the modernisation of betting duty on 6th October on course horse margins have continued at low levels against the historic average and consequently, the increase in turnover levels have resulted in little increase in gross profit after tax and levy.

The European retail businesses achieved an 8.2% growth in profit despite the impact of the foot and mouth crisis and lost horse race meetings due to the weather in the first half of 2001. UK shop profitability benefited from increased productivity as the rollout of the new EPOS system was

The return of our Gibraltar call centre business to the UK was successfully achieved in October and despite foot and mouth, lost fixtures and some movement of business to the internet, call volumes were in line with 2000 as we continued to grow market share. As predicted telephone betting profitability has returned to normal levels at £6.6 million before the £3.0 million cost of moving the business back to the UK. Average stake per call increased to £74.88 as more higher staking customers were recruited.

The performance of eGaming was very encouraging, moving into profitability in its second year of operation. Volumes continue to grow, and stable margins continue to be achieved. Sportsbook turnover increased by 314% on last year, and Casino cash drop increased by 315%. Over 50 million transactions were placed on the Sportsbook and the Casino in 2001.

The cost of acquiring each customer has been reduced and we continue to invest aggressively to grow the business. Despite this, eGaming achieved a profit of £2.0 million in the year. Continued growth is anticipated in the future.

Financial review

Acquisition of Scandic Hotels AB

The acquisition of Scandic Hotels AB was completed on 11th June 2001 for a total consideration of £620.2 million, consisting of £455.1 million in cash (including acquisition expenses) and 69.2 million Hilton Group plc shares valued at £165.1 million based on the share price on date of acquisition of 238.5 pence.

After making adjustments to align accounting policies and conducting a fair value exercise in accordance with FRS 7, the resultant goodwill on acquisition was £597.2 million, which will be amortised over 20 years. Details of adjustments made can be found in Note 6.

Scandic has added £33.9 million of operating profit (before exceptional items and goodwill amortisation) to the group for the period from 11th June 2001 to 31 December 2001, in line with expectations at the time of acquisition. Following the impact of 11th September, the underlying performance of the Scandic portfolio proved to be relatively resilient, due to its heavily domestic customer base. After accounting policy alignments, Scandic operating profit for the full year to 31st December 2001 is £45.7 million (2000: £30.4 million).

An operating exceptional charge of £24.5 million has been taken in relation to the integration of Scandic into the group. This predominantly relates to the discontinuation of most Scandic head office functions located in Stockholm, the integration of area and country offices, and the rebranding of specific hotels to the Hilton flag. Cost savings as a result of integration are expected to exceed the original target of £8 million, with a significant proportion of the total savings being realised in full for 2002. To date ten hotels in Continental Europe and the UK, previously branded as Scandic or Holiday Inn have been converted to Hilton and agreement has been reached to rebrand a further six properties in 2002.

Sale and turnover lease of 11 UK hotels

On 6th March 2001 the group sold 11 UK hotels to Royal Bank of Scotland for £312 million, whilst simultaneously entering into turnover based leases on the properties. Initial lease rentals represent approximately 25% of hotel turnover, with a guaranteed minimum of £12.5 million per year (4% of the consideration received). On nine of the hotels the initial term is for 20 years with two options to extend, each for 10 years. The remaining two hotels have an initial term of 30 years with a single 10 year extension option.

Trading summary

Turnover for the group has increased by £210.3 million (5.3%) to £4,161.8 million. Hilton International increased £221.2 million to £1,540.7 million, with the £248.0 million contribution from Scandic more than offsetting the impact of the tragic events of 11th September and the slowdown in world economies. Ladbroke Betting and Gaming, excluding the international gaming and casinos businesses, ('Worldwide Betting') increased £329.0 million to £2,540.3 million due mainly to the second half impact of tax free betting and the strong performance by eGaming this year. These increases were partially offset by the impact of the disposal of international gaming and casinos businesses during 2000. Second-half group turnover of £2,250.0 million was up £227.2 million, with Hilton International up £147.0 million and Worldwide Betting up £283.1 million.

Operating profit before goodwill amortisation and exceptional items is down by £12.1 million (3.3%) to £359.2 million (2000: £371.3 million). Worldwide Betting profits increased by 23.0% to £113.5 million boosted by eGaming profits and strong first half margins in European Retail. This was offset by the disposal of the international gaming and casino businesses and Hilton International profits, down 4.7% to £255.3 million, due to the effects of 11th September and the slowdown in global economies. Second half group operating profit was down 18.8% to £175.3 million, mainly due to Hilton International.

Interest

The interest charge for the year of £79.0 million is 16.5% lower than last year (£94.6 million), largely as a result of the lower average interest rates during the year.

Profit before tax

The operating profit decline was more than offset by the lower interest charge resulting in a 1.3%

Exceptional items

Exceptional charges before taxation for the year total £28.1 million.

Non-operating exceptional profits for the first-half of £35.0 million relate to the sale of 16 hotels, including the 11 hotels sold to Royal Bank of Scotland (£29.6 million), disposal of the Pennsylvania race track (£1.5 million) and the sale of the group's sole remaining investment property (£3.9 million).

In the second-half, operating exceptional charges comprise £27.4 million due to impairment of operating assets and investments across the estate and £24.5 million relating to Scandic integration costs. Non-operating exceptional charges of £11.2 million have also been taken in relation to losses on operating assets and other tangible fixed assets.

Taxation

The total taxation charge in 2001 was £56.8 million, including £0.8 million charge relating to the exceptional profit on disposal of the investment property. Excluding the exceptional charge, this represents an effective tax rate of 20.0% on profits before goodwill amortisation and exceptional items (2000: 20.7%). The reduction in rate is principally due to improved tax efficiencies. This underlying rate is anticipated to be sustainable for the foreseeable future. However, the overall reported rate is expected to be up to two percentage points higher due to the adoption of FRS 19 'Deferred Tax' in 2002.

Earnings per share

Earnings per share (before the impact of goodwill amortisation and exceptional items) was down marginally to 14.50 pence (2000: 14.59 pence). The increase in profit before tax and lower tax rate are offset by the impact of the shares issued on acquisition of Scandic.

Dividend

The board has proposed a final dividend of 5.52 pence per share bringing the total dividend for the year to 8.92 pence per share (2000: 8.50 pence per share) an increase of 5%. The total cost of the dividend is £140.6 million (2000: £127.9 million) and is covered 1.6 times by profit before goodwill amortisation and exceptional items (2000: 1.7 times).

Cash flow, capital expenditure and borrowings

Segmental cash flow

	Hilton International £m	Betting and Gaming £m	Other £m	Group 2001 £m	Group 2000 £m
Operating activities	318.0	140.4	(12.7)	445.7	462.0
Capital expenditure	(144.4)	(39.9)	-	(184.3)	(329.4)
Operating cash flow	173.6	100.5	(12.7)	261.4	132.6
Development expenditure	(3.7)	(3.0)	-	(6.7)	(4.7)
Acquisitions	(452.5)	-	-	(452.5)	(146.6)
Disposals	357.1	20.8	11.3	389.2	267.8
Free cash flow	74.5	118.3	(1.4)	191.4	249.1
Interest, tax and dividends	-	-	(267.3)	(267.3)	(276.7)
Net cash flow	74.5	118.3	(268.7)	(75.9)	(27.6)

Cash flow from operating activities in 2001 was £445.7 million, £16.3 million lower than in 2000 (£462.0 million) with a small increase in EBITDA more than offset by the £24.5 million of Scandic integration costs.

Capital expenditure on operating assets of £184.3 million was significantly below that in 2000 (£473.5 million). Expenditure for the year was reduced following 11th September and there were no major hotel acquisitions in contrast to 2000 where acquisitions of the Dusseldorf, Caledonian and Sydney Hiltons amounted to £146.6 million.

During the year Scandic was acquired for a consideration including £447.5 million in cash, costs of acquisition amounted to £6.5 million and £43.3 million of debt and £5.3 million of cash was also acquired with the business.

Cash inflow on sale of operating assets of £364.7 million includes £312 million from the Royal Bank of Scotland deal.

Interest, tax and equity dividend outflows amounted to £267.3 million compared to £276.7 million in 2000, with lower interest costs more than offsetting the increases in tax and equity dividends paid.

Cash inflow from operating activities for the second half is £251.8 million, £33.8 million lower than last year. The decrease in EBITDA and Scandic integration costs in the second half being partially offset by favourable working capital movements. Capital expenditure for the second half was £89.7 million compared to £257.3 million in 2000.

At 31st December 2001, the group had gross borrowings of £1,531.8 million. The group also had cash and short-term investments of £57.9 million, resulting in net borrowings of £1,473.9 million (2000: £1,374.3 million).

Financial Statements

Consolidated profit and loss account

	Year to 31st December 2001		Year to 31st December 2000	
	Before exceptional items and goodwill amortisation £m	Total £m	Before exceptional items and goodwill amortisation £m	Total £m
Turnover – ongoing operations	3,913.8	3,913.8	3,951.5	3,951.5
Turnover – acquired operations	248.0	248.0	-	-
Total turnover – continuing operations	4,161.8	4,161.8	3,951.5	3,951.5
Cost of sales before goodwill amortisation and depreciation	(3,601.0)	(3,641.8)	(3,401.0)	(3,401.0)
Goodwill amortisation	-	(51.7)	-	(36.9)
Depreciation and amounts written off tangible and intangible fixed assets	(120.6)	(131.7)	(107.1)	(132.7)
Cost of sales	(3,721.6)	(3,825.2)	(3,508.1)	(3,570.6)
Gross profit	440.2	336.6	443.4	380.9
Administrative expenses	(94.8)	(94.8)	(81.8)	(81.8)
Group operating profit – continuing operations	345.4	241.8	361.6	299.1
Ongoing operations	314.7	251.7	361.6	299.1
Acquired operations	30.7	(9.9)	-	-
Share of results from associated undertakings	13.8	13.8	9.7	9.7
Amortisation of associated undertaking goodwill	-	(0.2)	-	-
Total operating profit	359.2	255.4	371.3	308.8
Continuing operations:				
Profit on tangible fixed assets	-	24.9	-	-
Profit/(loss) on sale or termination of operations	-	1.5	-	(17.8)
Provision for losses on fixed assets pending sale	-	(6.5)	-	-
Discontinued operations:				
Profit on sale of investment properties	-	3.9	-	-
Profit before interest	359.2	279.2	371.3	291.0
EBITDA	479.8	462.8	478.4	460.6
Interest	(79.0)	(79.0)	(94.6)	(94.6)
Profit on ordinary activities before taxation	280.2	200.2	276.7	196.4
Tax on profit on ordinary activities	(56.0)	(56.8)	(57.2)	(57.2)
Profit on ordinary activities after taxation	224.2	143.4	219.5	139.2
Equity minority interests	(0.3)	(0.3)	(0.2)	(0.2)
Profit attributable to shareholders	223.9	143.1	219.3	139.0
Dividends	(140.6)	(140.6)	(127.9)	(127.9)
Transferred to reserves	83.3	2.5	91.4	11.1

Consolidated balance sheet

	31st December 2001	31st December 2000
	£m	£m
Intangible assets	1,652.5	1,107.3
Operating assets	2,825.0	3,053.5
Investment properties	-	6.7
Investments	101.9	78.7
	4,579.4	4,246.2
Assets held for resale	2.7	2.8
Stocks	22.5	22.7
Debtors	400.8	354.3
Creditors and provisions	(838.5)	(748.4)
	(412.5)	(368.6)
Net borrowings	(1,473.9)	(1,374.3)
	2,693.0	2,503.3
Capital and reserves		
Called up share capital	157.8	150.5
Share premium account	1,872.1	1,706.7
Revaluation reserve	292.7	229.4
Profit and loss account	366.0	413.2
Equity shareholders' funds	2,688.6	2,499.8
Equity minority interests	4.4	3.5
	2,693.0	2,503.3

Statement of total recognised gains and losses

	Year to 31st December 2001	Year to 31st December 2000
	£m	£m
Profit attributable to shareholders	143.1	139.0
Currency translation differences on foreign currency net investments	4.8	12.7
Total recognised gains and losses relating to the year	147.9	151.7

Consolidated cash flow

	Year to 31st December 2001	Year to 31st December 2000
	£m	£m
Cash inflow from operating activities	445.7	462.0
Dividends received from associated undertakings	0.3	0.4
Returns on investments and servicing of finance		
Net interest paid	(78.6)	(103.9)
Net cash outflow from returns on investments and servicing of finance	(78.6)	(103.9)
Taxation		
UK corporation tax paid	(21.6)	(30.8)
Overseas tax paid	(34.3)	(18.1)
Taxation paid	(55.9)	(48.9)
Capital expenditure and financial investment		
Payments for intangible and operating assets	(187.2)	(476.0)
Payments for fixed asset investments	(0.5)	(0.9)
Receipts from sales of intangible and operating assets	364.7	21.6
Receipts from sales of investment properties	11.3	-
Receipts from sales of other investments	-	0.4
Net cash inflow/(outflow) for capital expenditure and financial investment	188.3	(454.9)
Acquisitions and disposals		
Acquisition of subsidiaries	(457.8)	-
Net cash acquired with subsidiaries	5.3	-
Disposal of subsidiaries	18.4	253.1
Net cash disposed with subsidiaries	(5.2)	(6.9)
Loans to associates	(0.1)	-
Disposal of interest in associates	-	2.0
Purchase of interests in associates	(3.5)	(6.6)
Net cash (outflow)/inflow from acquisitions and disposals	(442.9)	241.6
Total equity dividends paid	(132.8)	(123.9)
Cash outflow before use of liquid resources and financing	(75.9)	(27.6)
Opening net borrowings	(1,374.3)	(1,336.8)
Net cash outflow	(75.9)	(27.6)
Exchange movements	13.3	(20.9)
Issue of ordinary share capital	6.3	8.2
Borrowings (acquired)/disposed with subsidiaries	(43.3)	2.8
Closing net borrowings	(1,473.9)	(1,374.3)

Reconciliation of movements in shareholders' funds

	Year to 31st December 2001	Year to 31st December 2000
	£m	£m
Opening shareholders' funds	2,499.8	2,410.0
Total recognised gains and losses	147.9	151.7
Dividends	(140.6)	(127.9)
New share capital subscribed	7.6	9.2
Premium on allotment of ordinary shares	(1.3)	(1.0)
New share capital on acquisition of subsidiaries	165.1	-
Goodwill transferred to current year profit and loss account	10.1	57.8
Closing shareholders' funds	2,688.6	2,499.8

Note of historical cost profits and losses

	Year to 31st December 2001	Year to 31st December 2000
	£m	£m
Reported profit on ordinary activities before taxation	200.2	196.4
Realisation of revaluation gains and losses of prior years	24.8	-
Adjustment for previously recognised revaluation losses	(93.2)	-
Historical cost profit on ordinary activities before taxation	131.8	196.4
Transfer to profit and loss reserve after taxation, minority interest and dividends	(65.9)	11.1

Notes to the accounts

1. Turnover and profit by activity

Year to 31st December 2001	Turnover	Profit before exceptional items and goodwill amortisation	Profit after exceptional items and goodwill amortisation
	£m	£m	£m
Continuing operations			
Hilton International	1,540.7	255.3	169.9
Ladbroke Betting and Gaming	2,621.1	116.3	117.8
Central costs and income	-	(12.4)	(12.4)
	4,161.8	359.2	275.3
Discontinued operations	-	-	3.9
	4,161.8	359.2	279.2
Interest	-	(79.0)	(79.0)
	4,161.8	280.2	200.2

Year to 31st December 2000	Turnover	Profit before exceptional items and goodwill amortisation	Profit after exceptional items and goodwill amortisation
	£m	£m	£m
Continuing operations			
Hilton International	1,319.5	268.0	231.1
Ladbroke Betting and Gaming	2,632.0	114.9	71.5
Central costs and income	-	(11.6)	(11.6)
	3,951.5	371.3	291.0
Discontinued operations	-	-	-
	3,951.5	371.3	291.0
Interest	-	(94.6)	(94.6)
	3,951.5	276.7	196.4

2. Exceptional items

	Year to 31st December 2001		Year to 31st December 2000	
	£m	£m	£m	£m
Operating items				
Amounts written off tangible and intangible fixed assets and investments (a)		(27.4)		(25.6)
Costs associated with Scandic integration (b)		(24.5)		-
		(51.9)		(25.6)
Non-operating items				
Continuing operations				
Profit on tangible fixed assets				
Profit on sale of UK hotels	29.6		-	
Loss on disposal of other tangible fixed assets	(4.7)		-	
		24.9		-
Profit/(loss) on sale or termination of operations				
Profit/(loss) on sale or termination of non-European betting and gaming businesses (c)	1.5		(24.7)	
Profit on sale of UK casino division (d)	-		6.9	
		1.5		(17.8)
Provision for losses on fixed assets pending sale		(6.5)		-
Discontinued operations				
Profit on sale of investment properties		3.9		-
		23.8		(17.8)
Exceptional items before taxation		(28.1)		(43.4)
Taxation thereon (e)		(0.8)		-
Exceptional items after taxation		(28.9)		(43.4)

(a) Amounts written off tangible and intangible fixed assets and investments comprises the impairment in hotels and health clubs across the estate of £11.1m and £16.3m relating to impairment of investments (2000: £25.6m impairment of the Belgian licensed betting office business).
(b) Costs associated with the Scandic integration include redundancy and other costs of integrating the Scandic business into the group.
(c) Loss on sale or termination of non-European betting and gaming businesses is stated after deduction of £10.1m of goodwill previously written off to reserves (2000: £12.0m).
(d) The profit on sale of the UK casino division is stated after deduction of goodwill previously capitalised of £25.7m and goodwill previously written off to reserves of £45.8m.
(e) The tax charge of £0.8m relates to non-operating exceptional items (2000: £nil).

3. Interest

The interest charge is net of interest receivable of £5.7 million (December 2000: £6.7 million). The interest charge is covered 4.5 (2000: 3.9) times by profit before goodwill amortisation and exceptional items.

4. Analysis of post exceptional tax charge

	Year to 31st December 2001 £m	Year to 31st December 2000 £m
UK corporation tax based on the taxable profit for the year at a rate of 30.0% (2000: 30.0%)	18.8	101.3
Double taxation relief	-	(71.0)
	18.8	30.3
Overseas taxation	35.8	25.1
Associated companies	2.2	1.8
	56.8	57.2

5. Reconciliation of operating profit to net cash inflow from operating activities

	Year to 31st December 2001 £m	Year to 31st December 2000 £m
Operating profit	255.4	308.8
Depreciation	120.6	107.1
Write off of tangible and intangible fixed assets and investments	27.4	25.6
Amortisation of goodwill	51.7	36.9
Decrease in assets held for resale	0.1	0.3
Decrease in stocks	4.1	0.8
Decrease in debtors	10.6	0.2
Decrease in creditors	(3.3)	(6.2)
Decrease in provisions	(3.7)	(0.8)
Share of profits from associated undertakings	(13.8)	(9.7)
Amortisation of associated undertaking goodwill	0.2	-
Other items	(3.6)	(1.0)
Net cash inflow from operating activities	445.7	462.0

6. Acquisition of Scandic Hotels AB

On 11th June 2001, the group acquired Scandic Hotels AB for £620.2m including acquisition expenses. The consideration was satisfied by the issue of 69,207,691 ordinary shares of 10p each, valued at 238.5p each, cash of £447.5m and costs of acquisition of £6.5m. Further cash of £1.1m is due to be paid to acquire the remaining 0.2% of Scandic share capital. The group has used acquisition accounting to account for the purchase and the resulting goodwill of £597.2m has been capitalised and is being amortised over 20 years.

	Book Value £m	Accounting policy adjustments £m	Fair value adjustments £m	Fair value to group £m
Net assets acquired				
Intangible fixed assets	63.1	(1.8)	(61.3)	-
Tangible fixed assets	97.4	-	(13.2)	84.2
Investments	30.2	-	1.1	31.3
Stocks	3.3	-	-	3.3
Debtors	56.8	(8.0)	-	48.8
Cash	5.3	-	-	5.3
Creditors	(84.7)	0.5	(16.8)	(101.0)
Loans	(43.3)	-	-	(43.3)
Deferred tax provision	(6.0)	1.0	-	(5.0)
	122.1	(8.3)	(90.2)	23.6
Minority interests	(0.6)	-	-	(0.6)
Net assets	121.5	(8.3)	(90.2)	23.0
Goodwill				597.2
Consideration				620.2
Satisfied by:				
Cash				447.5
Shares				165.1
Cash to be paid				1.1
Costs of acquisition				6.5
				620.2

The accounting policy adjustments are:

(a) Under Swedish GAAP, certain restructuring costs were accrued in Scandic's accounts in calculating the goodwill arising on the acquisition of Provobis. Under Hilton accounting policies, these costs would be charged to the profit and loss account in the post acquisition period. The adjustment made is to reduce capitalised goodwill by £1.8m with the tax liability reduced by £0.5m.

(b) Under Swedish GAAP, deferred tax assets have been recognised in the balance sheet. Under Hilton accounting policies these would not qualify as assets. The adjustment is to reduce debtors greater than one year by £5.0m and in addition reduce provisions for deferred tax by £1.0m.

(c) Under Swedish GAAP, a debtor for a pension refund has been recognised in the balance sheet. Under Hilton accounting policies , the surplus refunds received in cash would be recognised at the time of distribution. The adjustment made is to reduce long term debtors by £3.0m.

The principal fair value adjustments are:

i) Write off of goodwill of £60.4m and other intangible assets of £0.9m.

iv) Accruals for taxation liabilities and a pension scheme deficit.

7. Basis of reporting

(a) The financial statements have been prepared on the basis of the accounting policies set out in the group's 2000 statutory accounts, except for the adoption of the transitional arrangements Financial Reporting Standard ("FRS") 17 "Retirement Benefits" and FRS18 "Accounting Policies".

(b) The financial information set out in this document does not constitute the Group's statutory accounts for the years ended 31st December 2000 or 31st December 2001. The auditors' report on the statutory accounts for 2000 was unqualified and did not contain a statement under section 237 of the Companies Act 1985. These preliminary results and the accounts for the year ended 31st December 2001 are subject to final audit and accordingly have not been reported on by the auditors or delivered to the Registrar of Companies. Statutory accounts for 2000 have been delivered to the Registrar of Companies.

The 2001 report and accounts, together with details of the dividend arrangements and the annual general meeting, will be despatched to shareholders on 27th March 2002. The annual general meeting will take place at the Hilton London Metropole at 11.00am on 17th May 2002.